Exhibit 99.6

TO SHAREHOLDERS OF PEOPLES BANCORP, INC. OF BULLITT COUNTY

ELECTION AND TRANSMITTAL INFORMATION BOOKLET

This information booklet from First Capital, Inc. (“First Capital”) is provided to shareholders of Peoples Bancorp, Inc. of Bullitt County (“Peoples”).  It answers frequently asked questions, briefly describes your options and provides information and instructions on how to make your election and submit your stock certificate(s). We urge you to read all of the instructions to the enclosed Election Form and Letter of Transmittal carefully and review the Frequently Asked Questions below. We also urge you to read both the joint proxy statement/prospectus, dated [•], 2015 (the “Proxy Statement”), which was mailed to you under separate cover on or about [•], 2015, as well as the Agreement and Plan of Merger between First Capital and Peoples (the “Merger Agreement”), which is Annex A to the Proxy Statement.

After reviewing these materials, please complete the Election Form and Letter of Transmittal and send it in the enclosed envelope to the exchange agent, Computershare Trust Company, N.A. (the “Exchange Agent”). If you have additional questions after reading these materials, you should contact Georgeson, Inc. at (888) 658-3624.

The election deadline will be 5:00 p.m., Eastern time, on [•], 2015 (the “Election Deadline”).

FREQUENTLY ASKED QUESTIONS

1.      Why have I been sent an Election Form and Letter of Transmittal?

Peoples and First Capital have agreed to a merger of Peoples with and into First Capital on the terms and subject to the conditions provided in the Merger Agreement.   If the merger is completed, Peoples common shareholders will have the right to elect to receive the form of consideration they receive for each share of Peoples common stock they own as of 5:00 p.m., Eastern time, on [•], 2015 and continue to hold immediately prior to the completion of the merger, subject to the proration, allocation and adjustment procedures set forth in the Merger Agreement and described below.

Peoples shareholders may elect one of the following for each share of Peoples common stock owned: (i) a cash payment of $9,475.00 (the “Cash Consideration”) or (ii) 382.83 shares of First Capital common stock (the “Stock Consideration”).  All elections are subject to the requirement that 50% of the outstanding shares of Peoples common stock (or approximately 1,535 shares) must be converted into the right to receive the Stock Consideration. The remaining outstanding shares of Peoples common stock will be converted into the right to receive the Cash Consideration.

If Peoples shareholders elect either more cash or more stock than is available under the Merger Agreement, elections for the over-subscribed form of merger consideration may be prorated. As a result, if the aggregate elections for either cash or stock made by all Peoples shareholders exceed the maximum available, any shareholder who chooses the consideration election that exceeds the maximum available will receive some or all of the consideration in a form that the shareholder did not choose.

Additionally, the Merger Agreement provides that in certain circumstances the Stock Consideration and Cash Consideration will be adjusted in a manner specified in the Merger Agreement.

•                  The Stock Consideration and Cash Consideration will be adjusted within certain limits if the Average First Capital Closing Price is greater or less than $24.75. “Average First Capital Closing Price” means the average per share closing price of First Capital common stock for the 20 trading days preceding the 5th calendar day before the effective time of the Merger.

•                  The Stock Consideration and Cash Consideration will be decreased if the consolidated net book value of Peoples (as defined in the Merger Agreement) is less than $29,010,000 but greater than $26,410,000.

•                  The Exchange Ratio also may be adjusted if there is a change in the number of shares of First Capital common stock issued and outstanding prior to the effective time of the Merger due to a stock split, stock dividend, recapitalization or similar transaction affecting the outstanding First Capital common stock.

For a full discussion of the transaction and the effect of your election, including examples of how the proration and adjustment procedures would work, please refer to the Proxy Statement and the Merger Agreement, which were mailed to you under separate cover on or about [•], 2015.

Before making your election, you are encouraged to carefully read the entire Merger Agreement, Proxy Statement (including annexes thereto) and the accompanying instructions to the Election Form and Letter of Transmittal.

You may obtain free copies of the Proxy Statement and other documents filed with the SEC by First Capital through the SEC’s website at www.sec.gov.  The information contained in the Proxy Statement speaks as of [•], 2015 and does not reflect subsequent developments. You should rely only on the information contained in the Proxy Statement. We have not authorized anyone to provide you with information that is different from what is contained in the Proxy Statement.

If you have any questions regarding the election materials or wish to obtain a copy of the Proxy Statement, please contact the Information Agent:  Georgeson Inc. at (888) 658-3624.

An Election Form and Letter of Transmittal is being mailed to each shareholder of record holding Peoples common stock as of October 2, 2015. It is to be used to make a cash, stock, or mixed election (or no election) and to surrender stock certificates. If you also hold shares with a broker, dealer, commercial bank, trust company or other nominee, you will receive separate election instructions from that broker, dealer, commercial bank, trust company or other nominee.

2.      What is the Election Form and Letter of Transmittal?

The enclosed Election Form and Letter of Transmittal serves two purposes. First, it lets us know your preferred form of payment for your shares of Peoples common stock. Second, it allows you to surrender your stock certificate(s) (if applicable) in order to receive payment for the shares of Peoples common stock that you own.

3.      How do I complete the Election Form and Letter of Transmittal?

The Election Form and Letter of Transmittal is divided into separate sections. Instructions for completing each section are set forth in the Election Form and Letter of Transmittal and accompanying instructions, where applicable.

When completed, please sign and date the Election Form and Letter of Transmittal and send it to the Exchange Agent in the enclosed envelope along with your stock certificate(s) (if applicable) so that you can make your election to receive (i) cash and/or (ii) shares of First Capital common stock. Please see Question 14 of these Instructions for important information concerning the transmittal of your Election Form and Letter of Transmittal to the Exchange Agent. Please note that if your shares are held jointly, signatures of all owners are required.

Consistent with the terms of the Merger Agreement, the Election Form and Letter of Transmittal authorizes the Exchange Agent to take all actions necessary to accomplish the delivery of the shares of First Capital common stock and/or cash you receive in exchange for your shares of Peoples common stock.

Please return your stock certificate(s) (if applicable) along with the Election Form and Letter of Transmittal in the enclosed envelope.

4.                   How do I make an election if I hold my shares through a broker, dealer, commercial bank, trust company or other nominee?

If you hold your shares of Peoples common stock through a broker, dealer, commercial bank, trust company or other nominee, you should instruct such broker, dealer, commercial bank, trust company or other nominee what election to make on your behalf by carefully following the instructions you will receive from your broker, dealer, commercial bank, trust company or other nominee. An election will not be made on your behalf absent your instructions.  You may be subject to an earlier deadline for making your election.  Please contact your broker, dealer, commercial bank, trust company or other nominee with any questions.

5.      When is my Election Form and Letter of Transmittal due?

Your Election Form and Letter of Transmittal and your stock certificate(s) (if applicable) must be received by the Exchange Agent by the Election Deadline, which is 5:00 p.m., Eastern time, on [•], 2015. If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you must return your election instructions to them in time for them to respond by the Election Deadline. Please refer to the instructions provided by your broker, dealer, commercial bank, trust company or other nominee.

6.      What if I do not send a form of election or it is not received?

If you do not make a valid election with respect to any shares of Peoples common stock you own of record, then after completion of the merger, you will receive written instructions from the Exchange Agent on how to exchange your shares of Peoples common stock for the merger consideration. However, the failure to make an election will delay your receipt of the merger consideration.

If you do not make a valid election for any reason, your shares of Peoples common stock will be considered “no-election shares” and you will have no control over the type of merger consideration you receive. Your shares will be converted into the right to receive the stock consideration or the cash consideration according to the allocation procedures specified in the Merger Agreement,  Your shares will be considered “no-election shares” if:

•                       You fail to follow the instructions on the “Election Form and Letter of Transmittal” or otherwise fail properly to make an election;

•                       The Exchange Agent does not receive from you, by the Election Deadline, a properly completed “Election Form and Letter of Transmittal,” together with your stock certificate (s) (if applicable), confirmation of book-entry transfer or a properly completed Notice of Guaranteed Delivery;

•                       You properly and timely revoke a prior election without making a valid new election; or

•                       You check the “No Election” box on the Election Form and Letter of Transmittal.

You bear the risk of making a proper and timely delivery of the Election Form and Letter of Transmittal.

7.                   I have received more than one set of election materials related to the Merger Agreement in connection with the election. Do I need to complete them all?

Yes. If you received more than one set of election materials, this indicates that you own stock in more than one manner or that you own stock in more than one name. For example, you may have shares registered directly with Peoples, you may own Peoples shares through a third party, such as a broker, or you may own shares in both single name and joint name. Each set of election materials you receive is specific to the manner in which you hold your shares of Peoples common stock. Failure to properly complete an Election Form and Letter of Transmittal means that no election will be made with respect to the shares to which that Election Form and Letter of Transmittal apply, and the covered shares will be considered “non-election shares.”

8.      Can I change my election after the Election Form and Letter of Transmittal have been submitted?

Yes.  You may revoke your election prior to the Election Deadline by submitting a written notice of revocation to the Exchange Agent or by submitting valid new election materials.  Revocations must specify the name in which your shares are registered on the stock transfer books of Peoples and such other information as the Exchange Agent may request.  If you instructed a broker, dealer, commercial bank, trust company or other nominee to submit an election for your shares, you must follow the directions of your broker, dealer, commercial bank, trust company or other nominee for changing those instructions.  Whether you revoke your election by submitting a written notice of revocation or by submitting new election materials, the notice or materials must be received by the Exchange Agent by the Election Deadline in order for the revocation or new election to be valid.

9.      Am I guaranteed to receive what I ask for on the Election Form?

No. Your election is subject to certain adjustment, proration and allocation procedures set forth in the Merger Agreement.  These procedures are designed to ensure that 50% of the outstanding shares of Peoples common stock are converted into the right to receive shares of First Capital common stock, and that the remaining outstanding shares of Peoples common stock are converted into the right to receive cash. The Merger Agreement governs how the cash and stock components of the merger consideration may be adjusted, depending on the total number of shares choosing to receive cash or choosing to receive stock.  Therefore, your ability to receive the cash or stock elections of your choice will depend on the elections made by other Peoples shareholders, and you may not receive exactly the type of consideration you elect to receive.

The allocation and proration rules referenced in this instruction are explained in greater detail in the Proxy Statement, under the section captioned “The Merger Agreement—Election and Allocation Procedures for Peoples Shareholders.”

10.    Will I receive any fractional shares?

No. First Capital will not issue fractional shares of First Capital common stock to Peoples shareholders.  Instead, Peoples common shareholders will receive for each fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the fraction of a First Capital share to which such holder would otherwise have been entitled to receive and (ii) the “Average First Capital Closing Price,” which means the average closing price per share of First Capital common stock for the 20 trading days ending five days before the effective time of the merger.

11.    How long will it take to receive the merger consideration after the merger is completed?

After the effective time of the merger, you will receive the cash and/or shares of First Capital common stock from the Exchange Agent as soon as practicable after you have delivered the following items to the Exchange Agent:

•                  your stock certificate(s) (if applicable), or an effective affidavit of loss in lieu of a stock certificate,

•                  a properly completed Letter of Transmittal, duly executed and completed in accordance with its instructions, and

•                  such other documents as may be reasonably required by the Exchange Agent,

First Capital and Peoples hope to complete the transactions as soon as reasonably practicable and currently expect the closing of the merger to occur in December 2015. However, the merger is subject to the satisfaction or waiver of certain conditions as described in the Merger Agreement, and it is possible that factors outside the control of Peoples or First Capital could result in the merger being completed at a later time or not at all. There can be no assurance as to when or if the merger will close.

12.    What if I cannot locate my stock certificate(s)?

If any of your certificate(s) representing shares of Peoples common stock has been lost, stolen or destroyed, contact Computershare Trust Company, N.A., First Capital’s Transfer Agent and the Exchange Agent for the merger, at 800-368-5948 before making your election. See Instruction 3 on the Instruction Letter.

13.    What are the tax consequences associated with each of the election options?

Different tax consequences may be associated with each of the election options. The tax consequences of the merger to you individually will depend on the facts of your own situation. Therefore, you should consult your tax advisor for a full understanding of the tax consequences to you of exchanging your shares of Peoples common stock for shares of First Capital common stock and/or cash. You can also refer to the general description of tax consequences under the caption “Material Federal Income Tax Consequences” in the Proxy Statement.

14.    How should I send in my signed documents and stock certificate(s)?

An envelope addressed to the Exchange Agent is enclosed with this package. You may use this envelope to return your Election Form and Letter of Transmittal, your stock certificate(s) (if applicable) and any additional documentation that may be required to make your election complete. If you do not have the envelope, you may send such materials to:

If delivering by mail:	If delivering by courier:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V
Providence, RI 02940-3011	250 Royall Street Canton, MA 02021

If you are mailing stock certificate(s), we recommend that they be sent using the return envelope provided by registered mail, properly insured, with return receipt requested. You may instead choose to send your documentation to the Exchange Agent by an overnight delivery service, also properly insured. The amount of insurance that may be purchased from overnight delivery services may be greater than is available if you send the documents by mail. Please do not return any documents to Peoples, First Capital, or any person other than the Exchange Agent.

Until your stock certificate(s) are actually received by the Exchange Agent, delivery is not effected; you will continue to hold title to the certificate(s) and bear the risk of loss.

15.    Will there be any fees associated with the exchange of my shares for the merger consideration?

There will not be any fees associated with the exchange except in certain limited circumstances when you need to replace lost, stolen or destroyed stock certificate(s) or request a check or certificate representing First Capital common stock in a name other than your name.  However, some brokers, banks or other nominees may charge you in connection with the exchange of your shares.

16.    How do I change my address on the Election Form and Letter of Transmittal?

Strike through any incorrect address information that is printed on the front of the Election Form and Letter of Transmittal. Clearly print the correct address in the area beside the printed information. If you would like to receive your payment at a different address from that imprinted on the front of the Election Form and Letter of Transmittal, please complete the form entitled “Special Payment and Delivery Form” and return that form with your other documents.

17.    What do I do if I want part or all of the merger consideration paid or issued to someone else?

Please complete the form captioned “Special Payment and Delivery Form” in accordance with the instructions in the Election Form and Letter of Transmittal and return it with your other documents in order to transfer the merger consideration to someone else.

18.    Who do I call if I have additional questions?

You may contact Georgeson Inc. at (888) 658-3624.